June 1st, 2022 Annual General Meeting 2022 English Convenience Translation: German language is decisive.

FINANCIAL DEVELOPMENT 2021 / Q1 2022 AND FINANCIAL OUTLOOK 2022 Jens Holstein, CFO OPERATING DEVELOPMENT 2021 / Q1 2022 AND OPERATING OUTLOOK 2022 Prof. Dr. Ugur Sahin, CEO & Founder

OPERATING DEVELOPMENT 2021 & Q1 2022 AND OPERATING OUTLOOK 2022

This Slide Presentation Includes Forward-looking Statements 4 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: our expected revenues and net profit related to sales of our COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners; our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID- 19 vaccine; competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the rate and degree of market acceptance of our COVID-19 vaccine and, if approved, our investigational medicines; the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs; the timing of and our ability to obtain and maintain regulatory approval for our product candidates; our collaboration with Pfizer to develop and market a COVID-19 vaccine (including a potential booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; our ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines; the impact of the COVID-19 pandemic on our development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us; our ability to progress our Malaria, Tuberculosis and HIV programs, including timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the nature and duration of support from the World Health Organization, the European Commission and other organizations with establishing infrastructure; the development of sustainable vaccine production and supply solutions on the African continent and the nature and feasibility of these solutions; our estimates of research and development revenues, commercial revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, shares outstanding; our ability and that of our collaborators to commercialize and market our product candidates, if approved, including our COVID-19 vaccine; our ability to manage our development and expansion; regulatory developments in the United States and foreign countries; our ability to effectively scale our production capabilities and manufacture our products, including our target COVID-19 vaccine production levels, and our product candidates; and other factors not known to us at this time. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in this presentation for the three months ended March 31, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Safety Information 5 COMIRNATY® ▼(the Pfizer-BioNTech COVID-19 vaccine) has been granted conditional marketing authorization (CMA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people from 5 years of age. The vaccine is administered as a primary course of 2 doses, 3 weeks apart. In addition, the CMA has been expanded to include a booster dose (third dose) at least 6 months after the second dose in individuals 12 years of age and older. For immunocompromised individuals, a third primary course dose may be given at least 28 days after the second dose. The European Medicines Agency’s (EMA’s) human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available. IMPORTANT SAFETY INFORMATION: • Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine. • There is an increased risk of myocarditis and pericarditis following vaccination with Comirnaty. These conditions can develop within just a few days after vaccination, and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. • Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e.g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, paraesthesia, hypoaesthesia and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting. • Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination. • As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals. • The efficacy and safety of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of Comirnaty may be lower in immunocompromised individuals. As with any vaccine, vaccination with COMIRNATY® may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine. • In clinical studies, adverse reactions in participants 16 years of age and older were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age. • The overall safety profile of COMIRNATY® in participants 5 to 15 years of age was similar to that seen in participants 16 years of age and older. • The most frequent adverse reactions in children 5 to 11 years of age were injection site pain (>80%), fatigue (>50%), headache (>30%), injection site redness and swelling (>20%), myalgia and chills (>10%). • The most frequent adverse reactions in clinical trial participants 12 to 15 years of age were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%). • A large amount of observational data from pregnant women vaccinated with Comirnaty during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. Animal studies do not indicate direct or indirect harmful effects with respect to pregnancy, embryo/foetal development, parturition or post-natal development. Comirnaty can be used during pregnancy. • No effects on the breast fed newborn/infant are anticipated since the systemic exposure of breast feeding woman to Comirnaty is negligible. Observational data from women who were breast feeding after vaccination have not shown a risk for adverse effects in breast fed newborns/infants. Comirnaty can be used during breast feeding. Interactions with other medicinal products or concomitant administration of COMIRNATY® with other vaccines has not been studied. • For complete information on the safety of COMIRNATY® always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website. The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de

Safety Information 6 AUTHORIZED USE IN THE U.S. COMIRNATY® (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older. It is also authorized under EUA to provide a 2-dose primary series to individuals 5 years of age and older, a third primary series dose to individuals 5 years of age and older who have been determined to have certain kinds of immunocompromise, a single booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®, a single booster dose to individuals 18 years of age and older who have completed primary vaccination with a different authorized COVID-19 vaccine, a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized COVID-19 vaccine; and a second booster dose to individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise and who have received a first booster dose of any authorized COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series. IMPORTANT SAFETY INFORMATION Individuals should not get the vaccine if they: • had a severe allergic reaction after a previous dose of this vaccine • had a severe allergic reaction to any ingredient of this vaccine Individuals should tell the vaccination provider about all of their medical conditions, including if they: • have any allergies • have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart) • have a fever • have a bleeding disorder or are on a blood thinner • are immunocompromised or are on a medicine that affects the immune system • are pregnant, plan to become pregnant, or are breastfeeding • have received another COVID-19 vaccine • have ever fainted in association with an injection The vaccine may not protect everyone. Side effects reported with the vaccine include: • There is a remote chance that the vaccine could cause a severe allergic reaction • A severe allergic reaction would usually occur within a few minutes to 1 hour after getting a dose of the vaccine. For this reason, vaccination providers may ask individuals to stay at the place where they received the vaccine for monitoring after vaccination • Signs of a severe allergic reaction can include difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness • If an individual experiences a severe allergic reaction, they should call 9-1-1 or go to the nearest hospital • Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received the vaccine, more commonly in males under 40 years of age than among females and older males. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low. Individuals should seek medical attention right away if they have any of the following symptoms after receiving the vaccine: • chest pain • shortness of breath • feelings of having a fast-beating, fluttering, or pounding heart • Additional side effects that have been reported with the vaccine include: • severe allergic reactions; non-severe allergic reactions such as injection site pain; tiredness; headache; muscle pain; chills; joint pain; fever; injection site swelling; injection site redness; nausea; feeling unwell; swollen lymph nodes (lymphadenopathy); decreased appetite; diarrhea; vomiting; arm pain; and fainting in association with injection of the vaccine • These may not be all the possible side effects of the vaccine. Serious and unexpected side effects may occur. The possible side effects of the vaccine are still being studied in clinical trials. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away Data on administration of this vaccine at the same time as other vaccines have not yet been submitted to FDA. Individuals considering receiving this vaccine with other vaccines should discuss their options with their healthcare provider. Patients should always ask their healthcare providers for medical advice about adverse events. Individuals are encouraged to report negative side effects of vaccines to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC). Visit https://www.vaers.hhs.gov or call 1‐800‐ 822‐7967. In addition, side effects can be reported to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985.

Harnessing the power of the immune system to develop novel therapies against cancer, infectious diseases and other severe diseases.

BioNTech Today | A 21st Century Immunotherapy Powerhouse 8 Technology-agnostic Multi-Platform Strategy Diversified Product Pipeline Fully Integrated Biotechnology Company Our Approach to Global Social Responsibility Focus on high medical needs. Democratize access to novel medicines.

2021: Key Highlights of Progress Towards Vision 9 STRONG FINANCIAL PERFORMANCE €19.0 Bn Total 2021 Revenues2 €39.63 Diluted EPS2 EXPANDED GLOBAL ORGANIZATION 3,000+ team members >1 bn to low- and middle- income countries1 Increased footprint with new offices in U.S., Europe and Asia COMIRNATY - GLOBAL LEADERSHIP Countries & territories1 >165~2.6 bn doses delivered in 20211 to Four new platforms entered the clinic (FIH) DROVE ADVANCEMENT IN ONCOLOGY Three strategic M&As to complement existing technologies Five randomized phase 2 trials 1 As of end 2021; 2 Estimated figures based on preliminary data shared between Pfizer and BioNTech as further described in our Annual Report on Form 20-F for the year ending December 31, 2021; FIH: First in humans

2021: A Year of Historic Impact



BNT162b2
COMIRNATY®
COVID-19 mRNA Vaccine

First ever approved mRNA therapy[1]

Fastest vaccine development in medical history

One of the most successful pharmaceutical launches in history[2]

>1 bn individuals vaccinated in 2021

COMIRNATY market share[3]: USA: ~74%; EU: ~80%

Millions of cases of severe illness or death likely averted[4]

Trillions of dollars of global economic impact[5]

[1]Approved for emergency use/temporary supply or Conditional Marketing Authorization in more than 90 countries worldwide including the U.S. and EU, December 2021
[2] Doses shipped in first year after launch; [3] As of mid December 2021; [4] Eric C. Schneider et al., The U.S. COVID-19 Vaccination Program at One Year: How Many Deaths and Hospitalizations Were Averted? (Commonwealth Fund, December 2021); European Centre for Disease Prevention and Control; [5]Statista

10

Pfizer BIONTECH

2021: A Year of Transformation & Progress Production capacity Expansion of R&D and production teams Nine oncology clinical trials started; clinical results from six phase 1 studies Expansion of commercial scale mRNA production and addition of US cell therapy manufacturing facility Established offices in Singapore, China and Turkey Deployed commercial team in Germany Increased R&D and production teams to >2,000 professionals1 Global presence Expansion of oncology pipeline Commercial infrastructure 11 1 As of December 31, 2021, BioNTech Group; R&D: Research & development

Diversity – Important Success Factor 3,000 employees1 60 nationalities 1,200 new colleagues Seven sites in Germany Cambridge, USA Gaithersburg, USA Istanbul,Turkey Singapore Shanghai, China Reading, UK Vienna, Austria Twelve subsidiaries worldwide Mainz (Hauptsitz) Berlin Marburg Halle Idar-Oberstein Martinsried Neuried 4 3% 5 1 % Female employees in the total workforce Females in top management positions 1 As of December 31, 2021, BioNTech Group > > > 12

Global Social Responsibility at Our Core 13 COVID-19 vaccine pledge to COVAX and the world • 2+ bn doses to low- and middle-income countries by end of 2022 Development of new drugs for diseases with high unmet medical need in low-income countries • Malaria • Tuberculosis • HIV Start to establish mRNA production in Africa to ensure local vaccine supply; planned for mid-2022 Modular "BioNTainer" mRNA production facilities as technological solution to democratize access to novel medicines Democratize Access to Novel Medicines Environmental & Climate Protection Climate targets under SBTi • Scope 1 & 2: absolute emission reduction of 42% by 20301 Responsible Governance Practice good corporate governance and social and societal responsibility • Signed UN Global Compact2 Attractive Employer Recruitment of qualified employees • Specialists for scientific innovation and support of global growth SBTi, Science Based Targets initiative (in line with Paris agreement) 1 base year: 2021; 2 encompasses adhering to ten principles on human rights, the environment and anti-corruption

14

Multi-platform Strategy: Toolbox for Innovation


OFF-THE-SHELF mRNA CANCER VACCINES
FixVac
INDIVIDUALIZED mRNA CANCER VACCINES
iNeST
RIBO-LOGICALS*
• RiboCytokines
• RiboMabs
RIBOLYSINS
Precision antibacterials
(Phagomed)
mRNA TECHNOLOGY
INFECTIOUS DISEASES VACCINES
• Prophylactic vaccines
• Therapeutic vaccines
MULTI-TARGET TCR RESEARCH COLLABORATION
(Medigene)
CARVac
mRNA Vaccine boosted CAR-T cells
LIPID-NANOCRYSTAL-FORMULATIONS
(Matinas)
ARTIFICIAL INTELLIGENCE
• mRNA Drug Design
• Early SARS-CoV-2 variant detection
PERSONA-LIZED TCR-THERAPY
CELL & GENE THERAPIES
INDIVIDUALIZED NEOANTIGEN T CELL THERAPY
mRNA ENCODED HUMABODIES
(Crescendo)
SOLID TUMOR CAR-T
Ideal CAR-T cell targets
NEXT GEN IMMUNO-MODULATORS
Bispecific antibodies
ANTIBODIES
TARGETED CANCER THERAPIES
SELECTIVE TLR-7 ANTAGONISM
SMALL MOLECULES

- Internal technology
- Acquisition
- Collaboration
- Digital & AI capabilities

*mRNA encoded cancer-targeting antibodies and cytokines

15

BIONTECH

Waves of Innovation Propel Us Toward Our Vision 17 Oncology Infectious diseases New disease areas Once in a generation opportunity to transform medicine Driving transformation TODAY Near- and mid-term Long-term FIVE RANDOMIZED PHASE 2 TRIALS One marketed vaccine 10+ PRECLINICAL PROGRAMS ONE PHASE 1 PROGRAM 16 PROGRAMS IN 20 CLINICAL TRIALS Indication: LEAD CANDIDATE SELECTION POTENTIAL FOR MULTIPLE PRODUCT LAUNCHES IN NEXT THREE TO FIVE YEARS COVID-19 Autoimmune diseases, Regenerative medicine, Cardiovascular diseases

• Product optimization: new formulation • Pediatric label expansion for different age groups • Evaluation and approval of booster • Label expansion to additional at-risk groups • Future pandemic preparedness • Monitoring of emerging variants • Rapid data-guided vaccine adaptation • Development of variant-adapted and next- generation vaccines 2022: Success Through Further Development of the COVID-19 Vaccine 18 ✓ ✓ ✓ ✓ Expansion of global market position2022: Strong market position ✓ ✓ • ~3.4 bn doses shipped to >175 countries and regions since product launch1 • Order book 20221: ~2.4 bn doses 1 As of end of April 2022 Distribution of COVID-10 vaccine in collaboration with Pfizer

COVID-19 Vaccine: Staying Ahead of the Virus with Innovation 19 Goal R&D Strategy Landscape Research Understanding dynamics of SARS-CoV-2 immunity Research program to study immune profile of anti-SARS-CoV-2 after vaccination, boosters and breakthrough infections Product Research COVID-19 follow-on and next-generation vaccines Clinical Product Development Clinical studies to evaluate the safety, tolerability, and immunogenicity of variant- adapted vaccines Comprehensive clinical program to evaluate variant-adapted and next- generation COVID-19 vaccines • Clinical evaluation of mono- and bivalent and variant-adapted vaccines • New clinical results to be discussed with regulatory authorities COMIRNATY Omicron adapted T-cell en- hancement Pan-Coronavirus coverage Mono-/ multi- valent

Infectious Diseases: Important Area of Growth 20 • Tackling global health problems (malaria, tuberculosis, and HIV) • Combating diseases for which there is not yet a prophylactic vaccine or therapy Addressing a high medical need Wide range of innovative technologies • Applying new technologies, including • mRNA vaccines • trans-amplifying mRNA • Ribologicals • synthetic anti-bacterial agents (synthetic lysins) • AI methods to accelerate the development of new vaccines and therapies AI: Artificial intelligence; Riibologics: *mRNA encoded cancer-targeting antibodies and cytokines

Infectious Disease Pipeline: Expect to Start Four Clinical Trials

	Platform	Product candidate	Preclinical	Phase 1	Phase 2	Phase 3	Market	Milestones 2022
3 mRNA vaccines partnered with Pfizer	COVID-19 Vaccine[1]	BNT162b2						Several updates on data
	Influenza[1]	BNT161						Data update: 2022
	Shingles[1]	-						Start Phase 1
10+ additional vaccine programs	Malaria	-						Start Phase 1
	Tuberculosis[2]	BNT164						Start Phase 1
	HSV 2	-						Start Phase 1
	HIV[2]	-						
	Additional mRNA-vaccine programs[3]	-						
	Precision antibacterials	-						

Ongoing clinical trial · Planned clinical trial

[1] Partnered with Pfizer. 2 Partnered with Bill & Melinda Gates Foundation. BioNTech holds worldwide distribution rights except developing countries where Bill & Melinda Gates Foundationholds distribution rights;
[3] University of Pennsylvania collaboration

21

BIONTECH

Oncology: New Precision Therapies with Scaling Potential 22 Our innovative approach Overcoming therapeutic limitatons in the treatment of solid tumors Individualized therapeutic approaches Development of precise immuno- oncology therapies Scale of platforms across tumor indications Combination of different immuno- oncology mode of action Tailored on-demand Immunotherapies Off-the-shelf drugs Small Molecule Immunomodulators Antibodies Engineered Cell Therapies mRNA Therapeutics Cinical Samples Drug Classes Inter- Individual Variability Patient Sample Profiling Diagnostics & Bioinformatics Big Data, Deep Data, Artificial Intelligence, Machine Learning A future model for immuno-oncology

Oncology Pipeline: Significant Progress and Expansion

Drug class	Plattform	Product candidate	Indication (targets)	Pre-clinical	Phase 1	Phase 2	Phase 3	Milestones
mRNA	FixVac (fixed combination of shared cancer antigens)	BNT111	Advanced melanoma			Phase 2		
		BNT112	Prostate cancer		Phase 1			
		BNT113	HPV16+ head and neck cancer			Phase 2		
		BNT115[1]	Ovarian cancer[1]		Phase 1			
		BNT116	NSCLC	Planned Phase 1				Start Phase 1/2
	iNeST (patient specific cancer antigen immune therapy)	Autogene cevumeran (BNT122)[2]	1L melanoma			Phase 2		Data:H2 2022
			Adjuvant colorectal cancer			Phase 2		
			Solid tumors		Phase 1			
	Intratumoral Immunotherapy	SAR441000 (BNT131)[3]	Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)		Phase 1			
	RiboMabs (mRNA-encoded antibodies)	BNT141	Multiple solid tumors (CLDN18.2)		Phase 1			FPD Jan 2022
		BNT142	Multiple solid tumors (CD3+CLDN6)	Planned Phase 1				Start Phase 1/2
	RiboCytokines (mRNA-encoded cytokines)	BNT151	Multiple solid tumors (optimized IL-2)		Phase 1			
		BNT152, BNT153	Multiple solid tumors (IL-7, IL-2)		Phase 1			
Cell Therapies	CAR-T Cells + Carvac	BNT211	Multiple solid tumors (CLDN6)		Phase 1			Data: H2 2022:
		BNT212	Pancreatic, other cancers (CLDN18.2)	Planned Phase 1				
	Neoantigen-based T cells	BNT221 (NEO-PTC-01)	Multiple solid tumors		Phase 1			
	TCR engineered T cells	To be selected	All tumors	Planned Phase 1				
Antibodies	Next-Gen CP Immunomodulators	GEN1046 (BNT311)[4]	Metastatic NSCLC (PD-L1x4-1BB)			Phase 2		
			Multiple solid tumors (PD-L1x4-1BB)		Phase 1			
		GEN1042 (BNT312)[4]	Multiple solid tumors (CD40x4-1BB)		Phase 1			
	Targeted Cancer Antibodies	BNT321 (MVT-5873)	Pancreatic cancer (sLea)		Phase 1			
SMIM	Toll-Like Receptor Binding	BNT411	Solid tumors (TLR7)		Phase 1			

Phase 1 Phase 2 Planned Phase 1

[1] BNT115 is currently being studied in an investigator-initiated Phase 1 trial [2] Collaboration with Genentech [3] Collaboration with Sanofi [4] Collaboration with Genmab
SMIM, Small Molecule Immunomodulators

23

BIONTECH

Oncology Programs in Phase 2

Platform	FixVac Off-the-shelf mRNA vaccine		iNeST Individualized mRNA immunotherapy		Bispecific Next-generation immunotherapy
Program	BNT111 R/R Melanoma	BNT113 HPV16+ HNSCC	BNT122 Autogene cevumeran[1] 1L Melanoma	BNT122 Autogene cevumeran[1] Adjuvant colorectal cancer	BNT311[2] R/R NSCLC
How	• Encodes 4 tumor-associated antigens U.S. Fast Track Designation and Orphan Drug Designation	• Encodes HPV16 oncoproteins	• Targets 20 neo-antigens unique to each patient • Data update expected 2H 2022	• Targets 20 neo-antigens unique to each patient	• Conditional 4-1BB co-stimulation while blocking PD(L)1 axis
Why	Potential to improve outcomes in combo with anti-PD1	Potential for synergistic anti-tumor effect in combination with anti-PD1	Trial success may unlock 1L use of iNeST as combination therapy with anti-PD(L)1 in anti-PD1-naive advanced cancers	Potential to address residual cancer cells that remain – focus on recurrence free survival	Enhances T-cell and NK cell function and targets them to tumor lesions

R/R, refractory/relapsed; HPV16+, human papilloma virus type 16 positive; HNSCC, head and neck squamous cell carcinoma; NK cell, natural killer cell; CPI, checkpoint inhibitor
[1] Collaboration with Genentech, [2] Collaboration with Genmab.

24

BIONTECH

2022 Strategic Priorities 26 • Initiate 4 FIH vaccine trials: • 10+ additional mRNA vaccine programs • Precision antibacterials Expand in Infectious Disease • First randomized Phase 2 readout • Prepare for registrational trials • Additional data for CAR-T cell therapy against solid tumors Execute in Oncology • Label & geographic expansion • Next-generation vaccines • Innovations for pandemic preparedness Continue COVID-19 Vaccine Leadership • Autoimmune disease • Regenerative medicine • Cardiovascular disease Advance into New Therapeutic Areas Invest in Foundation to Enable Accelerated Innovation and Expansion Digital & AI Capabilities | Technologies | Development Team | Manufacturing | Global Footprint FIH, first–in-human;; AI, artificial intelligence

27 FINANCIAL DEVELOPMENT 2021 / Q1 2022 AND FINANCIAL OUTLOOK 2022

€ 2.1 bn2 + € 12.4 bn Cash + Cash Deposits and Trade Receivables € 19.0 bn € 15.3 bn € 39.63 Key Highlights of the 2021 Financial Year 28 Total Revenues1 Operating Result Diluted EPS 1 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual and Quarterly Reports. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. 2 Includes cash and cash equivalents (€1.7 bn) and cash deposits with an original term of six months which are presented as other financial assets (€0.4 bn).

Key Highlights of the 2021 Financial Year (2)

COVID-19 Vaccine Commercial Revenues[1]: € 18.8 bn


€ 18.8 bn
€ 14.8 bn
€ 3.0 bn
€ 1.0 bn
1

- Share of gross profit and sales milestones from COVID-19 vaccine sales in the Pfizer and Fosun Pharma territory (100% gross margin)
- Direct COVID-19 vaccine sales to customers in BioNTech's territory
- COVID-19 sales to collaboration partners of products manufactured by BioNTech

Doses: ~2.6 bn delivered

Low- and Middle-Income Countries
~40%

High-Income Countries
~60%

Revenues and Margins exceeded Expectations

[1] BioNTech's profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual and Quarterly Reports. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.

29

BIONTECH

€ 0.4 bn Cash deposits as of December 31, 2021 Key Highlights of the 2021 Financial Year (3) 30 € 1.7 bn Cash and cash equivalents as of December 31, 2021 Cash Cash Deposits1 € 12.4 bn Trade receivables as of December 31, 2021 Trade Receivables Funds to finance our Growth2 1 Cash deposit with an original term of six months are presented as other financial assets. 2 Additional influencing factors (i.e. cash outlays) as well as certain collection risk with trade receivables exist.

Titelmasterformat durch Klicken bearbeiten Comparison Guidance to Actuals 2021 Financial Year 31 Guidance as of Nov 2021 Actual result FY 20211 Drivers1 COVID-19 vaccine revenues € 16 - 17 bn € 19 bn • ~2.6 bn COVID-19 vaccine doses delivered in 2021 vs. up to 2.5 bn doses guided • Higher proportion of doses than estimated delivered to HIC2 R&D expenses € 950 - 1,050 m € 950 m • ~40% related to COVID-19 vaccine clinical program SG&A expenses € 250 - 300 m € 340 m • Increase through organic and inorganic growth of organization Capital expenditures € 175 - 225 m € 180 m • Investment in infrastructure and COVID-19 vaccine production capacity 1 Please refer to the Annual Report on Form 20-F for the year ended December 31, 2021, for further details. 2 HIC, high-income countries

Titelmasterformat durch Klicken bearbeiten FY 2021 Financial Results – Profit or Loss 32 (€ in millions, except per share data)1 FY 2021 FY 2020 Research & development revenues 102.7 178.8 Commercial revenues2 18,874.0 303.5 Total revenues 18,976.7 482.3 Cost of sales (2,911.5) (59.3) Research and development expenses (949.2) (645.0) Sales and marketing expenses (50.4) (14.5) General and administrative expenses (285.8) (94.0) Other operating income less expenses 504.0 248.1 Operating income / (loss) 15,283.8 (82.4) Finance income less expenses (237.4) (63.4) Income taxes (4,753.9) 161.0 Profit / (loss) for the period 10,292.5 15.2 Earnings per share Basic profit / (loss) for the period per share 42.18 0.06 Diluted profit / (loss) for the period per share 39.63 0.06 1 Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the consolidated statements of profit or loss has been condensed. 2 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual and Quarterly Reports. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.

Titelmasterformat durch Klicken bearbeiten € 6.4 bn € 4.8 bn € 14.24 € 6.2 bn + € 12.7 bn 1 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual and Quarterly Reports. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. Key Highlights of the First Quarter of 2022 33 Total Revenues1 Operating Result Diluted EPS Cash and Trade Receivables

Titelmasterformat durch Klicken bearbeiten Q1 2022 Financial Results – Profit or Loss (€ in millions, except per share data)1 Q1 2022 Q1 2021 Research & development revenues 12.4 20.9 Commercial revenues2 6,362.2 2,027.5 Total revenues 6,374.6 2,048.4 Cost of sales (1,294.1) (233.1) Research and development expenses (285.8) (216.2) Sales and marketing expenses (14.3) (8.7) General and administrative expenses (90.8) (38.9) Other operating income less expenses 63.1 110.7 Operating income 4,752.7 1,662.2 Finance income less expenses 265.4 (19.9) Income taxes (1,319.3) (514.2) Profit for the period 3,698.8 1,128.1 Earnings per share Basic profit for the period per share 15.13 4.64 Diluted profit for the period per share 14.24 4.39 34 1 Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the consolidated statements of profit or loss has been condensed. 2 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual and Quarterly Reports. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.

2022 Financial Year Guidance 35 COVID-19 Vaccine Revenues for FY 20221 Estimated BioNTech COVID-19 vaccine revenues € 13 – 17 bn Planned FY 2022 Expenses and Capex1 R&D expenses € 1,400 - 1,500 m SG&A expenses € 450 - 550 m Capital expenditure € 450 - 550 m Estimated FY 2022 Tax Assumptions BioNTech Group estimated annual effective income tax rate ~28%2 1 Ranges reflect current base case projections and do not include potential effects caused by or driven from additional collaborations or potential M&A transactions. 2 BioNTech Group estimated annual effective income tax rate decreased from 31.6% (FY 2021) to ~28% (FY 2022) mainly due to decreasing average trade tax rates.

Titelmasterformat durch Klicken bearbeiten Accelerate R&D activities in the years to come Strengthen technology platforms and digital capabilities by collaborations and potential add-on M&A Develop global footprint and invest in manufacturing capabilities for key technologies Share repurchase program of up to $ 1.5 bn over the next two years Proposal of a special cash dividend of € 2.00 per share, aggregate of ~€ 0.5 bn1 Capital Allocation Framework for the 2022 Financial Year 36 1 Based on the ordinary shares outstanding and entitled to dividends as of May 30, 2022 and pending approval by the Annual General Meeting. R&D Activities M&A and Business Development Corporate and Infrastructure Return Capital to Shareholders

Capital Transactions in FY 2021 and during the Period until June 2022

	Fulfillment period	Number of ordinary shares issued	Share of issued share capital[1]	Issuing price	Total issue amount
Use of treasury shares					
At-The-Market-Offering Programm	May 2021	995,890[2]	0.4%	€ 164.29[3]	€ 163.6 m[3]
Total number of treasury shares sold		995,890			
Capital increases from authorized or conditional capital with the exclusion of subscription rights					
Pfizer Inc. (authorized capital with simplified exclusion of subscription rights[4])	March 2022	497,727	0.2%	€ 266.63[5]	€ 132.7 m[5]
Ellington Investments Pte. Ltd. ("Temasek") Mandatory convertible bond (conditional capital)	April 2022 (June 2020[6])	1,744,392	0.7%	€ 57.33[6]	€ 100.0 m[6]
Total number of ordinary shares issued from authorized or conditional capital with exclusion of subscription rights		2,242,119			

[1] The "share of issued share capital" ratio is calculated on the basis of the shares issued as of the respective fulfillment period.
[2] Represents use of ordinary shares previously held in treasury.
[3] Average issuing price. The ordinary shares were issued in U.S. dollars. Conversion into Euros is made using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank) as of the time of the transactions.
[4] Sec.186 para. 3 sent.4 German Stock Corporation Act (Aktiengesetz).
[5] The ordinary shares were issued in U.S. dollars; the amounts represent the issue amount agreed in the Investment Agreement. Conversion into Euros is made using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank) as of the time the issue price was defined. The opening price of the BioNTech ADS on January 3, 2022 (first trading day after the signing of the Management Board resolution on the Investment Agreement) on the Nasdaq Global Select Market was €223.58 (converted into Euros using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank) for that day). Balance sheet figures differ.
[6] Based on contractual agreements from June 2020.

37

BIONTECH

Titelmasterformat durch Klicken bearbeiten Share Repurchase Program 1 For the share repurchase, the "share of issued common stock" ratio is calculated based on the shares issued as of April 30, 2021 (248,552,200 ordinary shares). 38 Period Number of acquired ADS Percentage of share capital1 Average price (in $) Volume (in million $) CW 18-21 917,988 0.4% 151.76 139.3 • Repurchase American Depositary Shares (ADS) in the amount of up to $ 1.5 bn • Term of up to two years • Repurchased ADSs are to be used in whole or in part to satisfy upcoming settlement obligations under share-based payment arrangements • Start of first tranche worth up to $ 1 bn began May 2, 2022

Outlook 2022 and Beyond 39 Further development of COVID-19 vaccine Accelerate late- stage oncology programs Ramp up R&D investment Pursue complementary acquisitions Expand global organization Bring long-term value to patients, shareholders and society